Mail Stop 3561
                                                            August 2, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 4 to the Offering Statement on Form 1-A Filed July 26, 2018
                 File No. 024-10830

Dear Mr. Jackson:

        We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2018 letter.

Use of Proceeds, page 10

1. We note your response to comment 1. We also note the disclosure in risk factors about your assumed operations, including the statement that you anticipate being able to obtain an SBA loan of up to $700,000. Please revise page 13 of Management's Discussion and
       Analysis to clarify the various levels of operations as signified by the terms "full build out" and "reduce the amount of brewing equipment purchased." For example, if you raise the 54% referenced on page 7 do you anticipate being able to brew at full capacity, which appears to be 15,600 per year? Please also clarify the basis for your assumption that you will obtain a $700,000 loan, which would in part allow you to "complete the
       $1.25 million project."
 Brian Jackson
Esoteric Brewing Company, LLC
August 2, 2018
Page 2

        You may contact Linda Cvrkel at (202) 551-3813 or Craig Arakawa at
(202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.



                                                         Sincerely,

                                                         /s/ James Lopez (for)

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Beverages,
Apparel, and
                                                         Mining
cc:    Anthony R. Robertson, Esq.
       Graydon